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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          The Sportsman's Guide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761624105
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                                 (CUSIP Number)

                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 761624105                 13G                     PAGE 2 OF 4 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Ralph E. Heyman
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States of America
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    Number of
                           5       Sole Voting Power

     Shares                        1,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

               1,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

                Less than 1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

                IN
--------------------------------------------------------------------------------


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Item 1.     (a)   Name of Issuer:

                           The Sportsman's Guide, Inc.
                  -------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                           411 Farwell Avenue
                           South St. Paul, MN  55075
                  -------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:

                           Ralph E. Heyman
                  -------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                           1100 Courthouse Plaza, S.W.
                           Dayton, Ohio 45402
                  -------------------------------------------------------------
            (c)   Citizenship:

                           United States of America
                  -------------------------------------------------------------
            (d)   Title of Class of Securities:

                           Common Stock
                  -------------------------------------------------------------
            (e)   CUSIP Number:

                           848907201
                  -------------------------------------------------------------

Item 3.     Inapplicable



Item 4.     Ownership.

The reporting person ceased to have shared voting and dispositive power over 522,000 shares of common stock (of which the reporting person disclaimed beneficial ownership) as a result of changes in the form of ownership of such shares for estate and tax planning purposes.

         (a) Amount Beneficially Owned

                  1,000

         (b) Percent of Class

                  Less than 1%

         (c) Number of Shares as to which the Person has:

                  (i)   Sole power to vote or direct the vote
                           1,000
                  (ii)  Shared power to vote or direct the vote
                           0
                  (iii) Sole power to dispose or to direct the disposition of
                           1,000
                  (iv)  Shared power to dispose or to direct the disposition of
                           0


                                  Page 3 of 4
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Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Inapplicable

Item 8.     Identification and Classification of Members of the Group.

            Inapplicable

Item 9.     Notice of Dissolution of Group.

            Inapplicable

Item 10.    Certification.

            Inapplicable

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       March 8, 2002

Signature:  /s/ RALPH E. HEYMAN
            -----------------------------------------------------------------

Name/Title  Ralph E. Heyman
            -----------------------------------------------------------------

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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